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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                REGISTRATION FILE NO. 333-127714

                              PACIFIC ETHANOL, INC.

               PROSPECTUS SUPPLEMENT NO. 2 DATED FEBRUARY 2, 2006
                   TO FINAL PROSPECTUS DATED DECEMBER 5, 2005

         The Final Prospectus of Pacific Ethanol, Inc. dated December 5, 2005 and Prospectus Supplement No. 1 dated December 23, 2005 are supplemented to include the following updated information:

The Following Paragraph is Added Immediately Prior to the "Recent Developments -
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Series A Preferred Stock" Heading in the "Prospectus Summary" Section on Page 4
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of the Final Prospectus:
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RECENT DEVELOPMENTS - DEBT COMMITMENTS

         In January 2006, we and one of our indirect wholly-owned subsidiaries executed two debt commitment letters, one with Hudson United Bank and one with Comerica Bank for their commitment of debt financing, or the Debt Financing, in the aggregate amount of up to $34.0 million. The Debt Financing is to provide part of the financing necessary for the completion of our Madera County ethanol production facility. The Debt Financing will be subject to acceptable documentation, including documentation related to representations, warranties, covenants and default provisions which are to be in form and substance satisfactory to all parties. The closing of the Debt Financing will be subject to numerous other conditions, including our contribution of approximately $22.0 million in equity capital to the construction of our Madera County ethanol production facility. We anticipate using part of the proceeds from the sale of the Series A Preferred Stock, as described below, to satisfy this condition.

         We may be unable to satisfy all conditions to closing and therefore we may be unable to complete the Debt Financing. If we are unable to close this transaction, the market price of our stock is likely to decline significantly and investors purchasing our stock could suffer substantial losses. In addition, we may be unable to fund the completion of our Madera County ethanol production facility. If we are able to close this transaction, our debt levels and debt service requirements could have important consequences which could reduce the value of your investment. See "Risk Factors - Risks Related to our Combined Operations" and "Risk Factors - Risks Related to the Business of PEI California."

The First Risk Factor under "Risk Factors - Risks Related to the Business of PEI
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California" is Replaced with the Following on Page 12 of the Final Prospectus:
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     THE COMPLETION OF CONSTRUCTION OF OUR PLANNED ETHANOL PRODUCTION FACILITIES
     WILL REQUIRE SIGNIFICANT ADDITIONAL FUNDING, WHICH WE EXPECT TO RAISE THROUGH DEBT AND EQUITY FINANCING. WE MAY NOT BE SUCCESSFUL IN RAISING ADEQUATE CAPITAL WHICH MAY FORCE US TO ABANDON CONSTRUCTION OF ONE OR MORE, OR EVEN ALL, OF OUR PLANNED ETHANOL PRODUCTION FACILITIES.

         In order to complete the construction of the various planned ethanol production facilities, we will require significant additional funding. For example, we anticipate that we will need to raise an additional $60.0 million in debt and/or equity financing to complete construction of our first ethanol production facility in Madera County. Any prospective debt financing transaction will be subject to the negotiation of definitive documents and any closing under those documents will be subject to the satisfaction of numerous conditions, many of which are likely to be beyond our control. We may not be able to obtain any funding from one or more lenders, or if funding is obtained, that it will be on terms that we have anticipated or that are otherwise acceptable to us. If we are unable to secure adequate debt financing, or debt financing on acceptable terms is unavailable for any reason, we may be forced to abandon our construction of one or more, or even all, of our planned ethanol production facilities.



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The Following Paragraph is Added as the Eighth Full Paragraph Under the
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"Liquidity and Capital Resources" Subsection of the "Management's Discussion and
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Analysis of Financial Condition and Results of Operations" Section on Page 36 of
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the Final Prospectus:
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         In January 2006, we and our indirect wholly-owned subsidiary, Pacific
Ethanol Madera, LLC, executed two debt commitment letters, one with Hudson
United Bank and one with Comerica Bank for their commitment of debt financing, or the Debt Financing, in the aggregate amount of up to $34.0 million. The closing of the Debt Financing is subject to acceptable documentation and will be subject to numerous other conditions, including our contribution of approximately $22.0 million in equity capital to the construction of our Madera County ethanol production facility. We anticipate using part of the proceeds from the sale of the Series A Preferred Stock, as described below, to satisfy this condition. We may be unable to satisfy all conditions to closing and therefore we may be unable to complete the Debt Financing. If we are unable to close this transaction, the market price of our stock is likely to decline significantly and investors purchasing our stock could suffer substantial losses. In addition, we may be unable to fund the completion of our Madera
County ethanol production facility.

Selling Security Holder Table
-----------------------------

         The "Selling Security Holder" table contained in the Final Prospectus is updated to reflect a gift of warrants to purchase 3,000 shares of common stock of Pacific Ethanol, Inc. from Stephan H. Kim to The Living Hope Church.

                                                    Shares of                                        Shares of
                                                  Common Stock                                      Common Stock
                                               Beneficially Owned              Shares of          Beneficially Owned
               Name of                          Prior to Offering            Common Stock           After Offering
           Beneficial Owner                  Number         Percentage       Being Offered        Number     Percentage
--------------------------------------     --------------  ------------     -----------------   ----------  ------------
Stephan H. Kim........................        10,000 (83)       *              10,000 (n)(83)          --          --
The Living Hope Church................         3,000 (92)       *               3,000 (t)(92)          --          --

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*      Less than 1.0%.

(a) The shares of common stock and the warrants exchanged by the selling security holder in connection with the Share Exchange Transaction for the shares of common stock offered hereunder, including shares of common stock that underlie warrants, were initially acquired from PEI California in a private placement transaction in March 2005 under which PEI California raised an aggregate of $21.0 million at $3.00 per share and issued 7.0 million shares of common stock and warrants to purchase an aggregate of 700,000 and 1.4 million shares of common stock at an exercise price of $5.00 and $3.00 per share, respectively. PEI California also issued placement agent warrants to acquire up to an aggregate of 678,000 shares of common stock at an exercise price of $3.00 per share. In aggregate, 9,778,000 shares of common stock resulting from this private placement transaction are being offered hereunder for resale.
(n) The shares of common stock offered by the selling security holder hereunder underlie warrants transferred to the holder by Northeast Securities, Inc. that were initially acquired from PEI California in connection with the private placement offering described in footnote
         (a) above. Northeast Securities, Inc. acted as a placement agent and initially received these warrants as compensation for services performed in connection with the private placement offering described in footnote (a) above. In connection with its March 2005 private offering, PEI California entered into an agreement with Northeast Securities, Inc. for placement agent services. Under this agreement, PEI California agreed to pay to Northeast Securities, Inc. 6% of gross proceeds plus a 1% non-accountable expense allowance as well as warrants exercisable at the offering price in an amount equal to 7% of the aggregate number of shares of common stock sold in the private offering. Under this agreement, PEI California paid to Northeast Securities, Inc. approximately $1.2 million and issued warrants to Northeast Securities, Inc. to purchase 450,800 shares of common stock at $3.00 per share.


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(t)      The shares of common stock offered by the selling security holder hereunder underlie warrants transferred by gift to the holder by Stephan H. Kim, which warrants were initially acquired as described in footnote (n) above.
(83)     Represents shares underlying warrants.
(92) Represents shares underlying warrants. Power to vote or dispose of the shares is held by Stephan H. Kim as Finance Director of The Living Hope Church.


                      (End of Prospectus Supplement No. 2.)


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